Filed by Cambridge Bancorp

(Commission File No. 001-38184)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cambridge Bancorp

(Commission File No. 001-38184)

This filing relates to the proposed merger involving Eastern Bankshares, Inc. (“Eastern”), Eastern Bank, a wholly owned subsidiary of Eastern (“Eastern Bank”), Citadel MS 2023, Inc. a direct, wholly owned subsidiary of Eastern (“Merger Sub”), Cambridge Bancorp (“Cambridge”) and Cambridge Trust Company, a Massachusetts-chartered trust company and wholly owned subsidiary of Cambridge (“Cambridge Trust”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 19, 2023, by and among Eastern, Eastern Bank, Merger Sub, Cambridge and Cambridge Trust.

On September 19, 2023, Cambridge made the following communications available to employees:

Dear Colleagues,

I am pleased and excited to announce that Cambridge Trust will merge with Eastern Bank. As you know, Eastern has been an admired peer and partner of Cambridge Trust and joining together allows us to combine the best of our companies to become a leading financial institution in our marketplace for many years to come.

Founded in 1818, Eastern is a well-managed, financially strong commercial and consumer bank. Joining together allows us to combine the best of our companies to become a $27 billion franchise, further solidifying Eastern as the largest locally-based community bank by deposits, with leading commercial, small business, consumer, wealth and private banking offerings. Given the distinction of the Cambridge Trust brand in the banks’ shared local markets, the combined $7.6 billion wealth management and private banking divisions will operate under the Cambridge Trust brand.

The synergy of cultures between Cambridge Trust and Eastern Bank is compelling. Both are committed to cultivating trusted relationships with commercial and small businesses, nonprofits and individuals by providing exceptional personal attention and banking solutions tailored to client needs. Both are deeply committed to strengthening the communities in which we work and live. And both are committed to providing colleagues with professional growth opportunities in an inclusive, vibrant culture. Eastern has been named one of the top places to work by the Boston Globe, is a top Charitable Contributor according to the BBJ rankings and was named the Number 1 SBA lender in Massachusetts and New England. Like Cambridge Trust, Eastern focuses on its employees and on the communities they serve.

For all of us, this merger will mean change, in ways big and small. Above all, it will require trust, transparency and patience as both banks work through the details in the coming weeks and months. While this merger is subject to regulatory approvals and the approval of Eastern’s and Cambridge Trust’s shareholders, among other closing conditions, our expectation is the closing will occur in Q1 2024, and convert in Q2 2024. Both companies will leverage best practices and learnings gleaned from previous mergers. Eastern is committed to retaining as many Cambridge Trust employees as possible, and expects to retain the vast majority of the banking offices, client facing colleagues and key operational staff. Thank you in advance for your patience and cooperation.

You may hear from clients asking why we are merging and what it will mean for them. The best answer is that Eastern is a long established, financially strong and growing company with deep community ties that will provide a platform for future growth for Cambridge Trust. In anticipation of questions you may receive from clients, please find the attached press release and FAQs. Tomorrow, these will be posted on the HUB, and the merger announcement will go live on both Cambridge Trust’s and Eastern Bank’s websites with a link to more detailed information.

You should be proud of the work you have done to position the bank to where we are today. This has led to Eastern Bank’s decision to partner with us. If you have any concerns or if clients have questions you are not comfortable answering, please seek a member of our management team and we will be happy to help.

Over the coming weeks and months, I am sure you will have an opportunity to meet the Eastern Bank team and introduce the strengths of Cambridge Trust. Thank you for everything you do on behalf of the bank.

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Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Cambridge or Eastern may not perform as expected due to transaction-related uncertainty or other factors; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the transaction; continued pressures and uncertainties within the banking industry and Cambridge’s and Eastern’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to Cambridge’s and Eastern’s respective businesses generally that are disclosed in the Cambridge’s and Eastern’s 2022 Annual Reports on Form 10-K. Cambridge’s and Eastern’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at ir.cambridgetrust.com and investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this communication, each of Cambridge and Eastern claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each of Cambridge and Eastern specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Additional Information and Where to Find It

In connection with the proposed transaction, Eastern intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Eastern and Cambridge and a Prospectus of Eastern (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF EASTERN AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Eastern and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Eastern’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations, via email at InvestorRelations@cambridgetrust.com or by telephone at (617) 520-5520.

Participants in the Solicitation

Eastern, Cambridge, and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Eastern and/or Cambridge in connection with the proposed transaction under the rules of the SEC. Information regarding Eastern’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2023, and its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and other documents filed by Eastern with the SEC. Information regarding Cambridge’s directors and executive officers is available in its definitive proxy statement relating to its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2023 and other documents filed by Cambridge with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC, which may be obtained free of charge as described in the preceding paragraph.

*****

Frequently Asked Questions for Employees and Clients of Cambridge Trust

FAQs for Employees

Why did Cambridge Trust agree to merge with Eastern Bank?

In a word, opportunity. Eastern Bank approached Cambridge Trust in a friendly manner to consider a merger that will result in a stronger combined company. We believe that leveraging our talent and capabilities in wealth management and private banking with Eastern’s strengths in commercial, small business and consumer banking across Eastern’s footprint creates a market-leading financial institution.

Joining forces with Eastern preserves the strengths of Cambridge Trust while bringing more resources to better meet the needs of our clients.

Cambridge Trust and Eastern Bank share many similarities—both companies have a culture of fostering trusted relationships with clients by always doing what is in the clients’ best interest and delivering exceptional personal service. Both companies have highly talented, committed colleagues with deep ties to our communities. These core tenets, when combined with a broad array of banking and wealth management capabilities, result in a compelling opportunity for clients, employees, community partners and investors.

Of note, following the merger, we will be in the top four banks in our market, in the top ten independent wealth managers and in the top ten of philanthropic contributors, due to Eastern’s and Cambridge Trust’s foundations which together are over $250 million.

Who will lead the merged institution?

With the merger, Eastern Bank’s current CEO and Board Chair, Bob Rivers, will become Executive Chair and Cambridge Trust’s current CEO, Denis Sheahan, will become CEO of Eastern Bank. In addition, Eastern’s President, Quincy Miller, will assume the role of Chief Operating Officer.

Jeff Smith, our head of Wealth Management, will lead the combined Wealth Management capabilities and Danielle Remis will support the marketing and branding of both Wealth Management and Private Banking as we chart a course to be the leading provider in our marketplace.

When will Cambridge Trust’s merger with Eastern Bank be completed?

We anticipate that the merger will be effective in Q1 2024, subject to shareholder and regulatory approval, among other closing conditions. The systems conversion will be completed later, anticipated in the second quarter of 2024.

Will Cambridge Trust’s name change?

The Cambridge Trust brand will be retained for Wealth Management and Private Banking. Cambridge Trust offices will be rebranded to Eastern Bank, with an expanded strategic focus on Wealth Management and Private Banking throughout the company.

Will any offices close?

Eastern Bank has plans to maintain the vast majority of the Cambridge Trust banking offices. We anticipate some consolidation of concentrated overlap, resulting in closure of more Eastern Bank branches than Cambridge Trust offices.

How soon will I know the status of my current job?

We realize that the news of the merger is unsettling for our colleagues. Eastern Bank is committed to retaining as many of Cambridge Trust’s highly talented team as possible.

In the coming weeks, leaders of both organizations will be working together to better understand staffing needs post-merger. We expect that the majority of the client-facing team and key operational talent will retain their roles in the same capacity, while a review is conducted of all the support functions.

Eastern Bank will make every effort to place qualified individuals in open positions and will give preference to Cambridge Trust employees for all position openings. Information about position openings at Eastern Bank is available on www.easternbank.com and listings for internal postings will be provided to the Cambridge Trust Human Resources department.

In the coming weeks, Human Resource representatives from Eastern Bank and Cambridge Trust will work together to share information about Eastern Bank as well as answer any questions you may have.

Are there opportunities for professional growth?

Yes. Eastern Bank is committed to supporting the professional growth of all of its employees with continued education, including professional certifications as well as access to training and development programs throughout the year.

If I lose my job, will there be a severance package?

Yes. Employees whose positions are eliminated will be eligible for severance payments following termination of employment. In addition, Eastern Bank will provide outplacement support services to employees whose positions are eliminated. We expect that most employees will stay on through conversion.

If I stay, will I retain my seniority?

Yes, Cambridge Trust’s colleagues will retain their seniority for purposes of benefits, including paid time off.

If I decide to leave on my own, can I collect unemployment?

If you voluntarily leave your job, the Massachusetts Department of Unemployment Assistance will determine if you qualify for unemployment insurance. Generally, employees who resign from a job that has not been materially altered are not entitled to unemployment compensation.

If I am offered a job, do I have an option to decline, and will I be eligible for any compensation?

If you are offered a comparable position with Eastern Bank and decline, you will generally not be eligible for severance pay.

What can you tell me about Eastern Bank’s benefit programs?

Eastern Bank offers a competitive health and benefits package, including top notch retirement benefits comprised of a Pension Plan, ESOP Plan and 401(k) Plan. Eastern provides health, dental and vision insurance for you and your family; health and dependent care flexible spending accounts; transit and parking pre-tax deductions; Life and AD&D, Long-Term, and Short-Term Disability insurance; tuition reimbursement; a generous vacation and sick time program; four weeks of paid parental leave; an Employee Assistance Program; and a Wellness Program.

Does Eastern Bank allow hybrid or remote work arrangements?

Yes. For those whose positions are not required to be performed fully onsite, Eastern has taken an employee preference-led approach to work arrangements. Most Eastern employees with flexibility in where they work prefer to work from home more days than in the office. Managers bring the teams together for purposeful gatherings, such as weekly team meetings, trainings, social or volunteer events. This flexibility is meaningful to employees and has strengthened their commitment to Eastern and its customers.

How can I get additional information on Eastern Bank?

Contact your manager or HR for additional information or visit Eastern’s website at www.easternbank.com

What should I expect next?

Eastern Bank and Cambridge Trust HR departments will provide you with additional information in the coming weeks. We are committed to communicating with you in a timely manner and supporting you through this transition.

FAQs for Clients

What is happening?

Today marks an exciting milestone for Cambridge Trust. We are pleased to share that we have entered into an agreement to combine operations with Eastern Bank, a leading commercial bank with deep ties in our market. We feel the time is right to join Eastern as we look to broaden our capabilities and strength in the marketplace with the ultimate goal of better serving our clients, colleagues and communities.

More details will be provided as we work through the merger, which remains subject to regulatory and shareholder approvals, among other closing conditions. We anticipate the closing to be in Q1 2024, with a systems conversion in Q2 2024.

For now, we wanted to share a few highlights of this new partnership.

Cambridge Trust and Eastern Bank: Why This is a Good Fit

•	Combining Eastern’s expertise in commercial and small business banking with Cambridge Trust’s expertise in Wealth Management and Private Banking

•	Commitment to colleague development and people first culture

•	Dedication to community support through philanthropic foundations

How will this benefit Cambridge Trust clients?

•	Invest in this business as a strategic priority to provide best in class Wealth Management and Private Banking in the market

•	Your team is still here, with an expanded platform and additional resources to service your wealth management and private banking needs

•	Existing clients will enjoy more robust capabilities, including access to a broader range of both personal and commercial checking, savings, mobile and lending products and specialized services

•	More innovative technology, with enhanced service capabilities with industry leading tools, resources and experts

•	More depth in commercial and small business banking, treasury management, deposit services, residential and consumer lending

•	Larger commercial lending capacity

•	Access to expanded markets with more banking and ATM locations across Massachusetts and coastal New Hampshire

•	Greater capacity for community contributions and philanthropic giving through Eastern Bank Foundation

•	You can feel good knowing you are continuing to partner with a company who values social responsibility with a focus on ethical conduct, employee health and welfare and community service

Leveraging these expanded resources will allow us to provide even more in-depth products and services to our valued clients. With Eastern, we will be well positioned for long-term growth with a powerful brand, talented people and unique capabilities across the markets we serve.

What will change?

•

Our corporate brand for our banking offices – our offices will be operating under the Eastern name and brand upon the closing of the merger, expected to be in Q1 2024, subject to shareholder and regulatory approval, among other closing conditions.

•	A few brick-and-mortar locations – we anticipate consolidating a few of our offices where overlap is concentrated with Eastern, retaining the more innovative, collaborative spaces.

•	Once we combine the systems of the banks starting in Q2 2024, we anticipate some changes in products and fees, and will seek to minimize disruption as much as possible.

What will NOT change?

•	Cambridge Trust as the brand for our wealth management and private banking capabilities, which will continue to be an area of growth for us.

•	Much of our staff—our entire banking office, private banking and wealth teams are expected to be part of Eastern.

•	Our commitment to service excellence – your teams will have the advantage of experienced professionals from Eastern and a multitude of new resources to help them serve you better.

Why did you decide to merge with Eastern Bank?

The combination with Eastern Bank brings many opportunities for our valued clients:

•

The resulting entity is stronger than either alone, with resources in capital and liquidity to both meet the needs of our respective clients and to invest in growth to capture the opportunity in the marketplace.

•

In particular, Eastern Bank has a broader suite of services for business clients in commercial lending and treasury management services, and a comprehensive network of branches in Massachusetts and New Hampshire for clients to access. Eastern invests significantly in leading technology platforms to better serve its clients.

Are Cambridge Trust brings experience and expertise in Wealth Management and Private Banking, and Eastern is committed to investing in these capabilities.

Who is Eastern Bank and where are they located?

Eastern Bank is a wholly owned subsidiary of Eastern Bankshares, Inc. (NASDAQ: EBC), based in Boston, Massachusetts. Founded in 1818, Eastern Bank is comprised of more than 2,100 committed professionals, with over 120 locations in Massachusetts and New Hampshire.

Like Cambridge Trust, Eastern Bank believes that exceptional client attention and local decision-making are market differentiators that will continue post-merger.

Eastern Bank has a long track record of consistent growth and profitability. The combined bank will have total bank assets of over $28 billion. The company maintains capital ratios in excess of regulatory minimums and robust liquidity reserves to meet the needs of its clients.

Who does Eastern Bank serve?

Eastern offers comprehensive and integrated financial solutions to individuals and their families, businesses and their owners, and nonprofit organizations. Eastern Bank is one of the most socially committed and largest charitable contributors in our markets.

Will there be any changes to client accounts?

Eastern Bank does not anticipate significant product, rate, or fee changes in the immediate term. Every effort will be made to minimize changes to Cambridge Trust products, rates, and fees as the two organizations’ products and systems are aligned in 2024. We will keep clients informed on what to expect through ongoing communications.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Cambridge or Eastern may not perform as expected due to transaction-related uncertainty or other factors; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the transaction; continued pressures and uncertainties within the banking industry and Cambridge’s and Eastern’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to Cambridge’s and Eastern’s respective businesses generally that are disclosed in the Cambridge’s and Eastern’s 2022 Annual Reports on Form 10-K. Cambridge’s and Eastern’s SEC filings are accessible on the SEC’s website at www.sec.gov and on their respective corporate websites at ir.cambridgetrust.com and investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this communication, each of Cambridge and Eastern claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each of Cambridge and Eastern specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Additional Information and Where to Find It

In connection with the proposed transaction, Eastern intends to file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Eastern and Cambridge and a Prospectus of Eastern (the “joint proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF EASTERN AND CAMBRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Eastern and Cambridge, can be obtained without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Eastern’s Investor Relations team via email at InvestorRelations@easternbank.com or by telephone at (781) 598-7920, or to Cambridge Investor Relations, via email at InvestorRelations@cambridgetrust.com or by telephone at (617) 520-5520.